Exhibit 99.2

OKYO Pharma Limited

Chairman’s statement

Dear Shareholders,

I am pleased to present the interim results for OKYO Pharma Limited for the six-month period ended 30 September 2025. This period has been marked by significant progress in our clinical development programs, particularly with our lead candidate, urcosimod, for the treatment of neuropathic corneal pain (NCP), a condition with no FDA-approved therapies and a substantial unmet medical need. Our focused efforts on advancing this innovative therapy have positioned us well for future growth, supported by positive clinical data, regulatory milestones, and strategic funding.

Financial Overview

During the interim period, we maintained a disciplined approach to financial management, ensuring resources were allocated efficiently to support our R&D pipeline.

Results to 30 September 2025

During the six months ended 30 September 2025, the Group reported a total comprehensive loss of $3.0 million (30 September 2024: $3.2 million).

The Group’s shareholders’ equity at 30 September 2025 stood at a deficit of $3.4 million (31 March 2025: deficit of $5.5 million).

Cash was $4.2m at the end of the period (31 March 2025: $1.6 million).

Operations in Review

Urcosimod Project

News Overview: to September 30, 2025

The first half of our fiscal year was characterized by key advancements in urcosimod’s development. On April 30, 2025, we announced positive long-term stability data for urcosimod, confirming its viability for extended clinical use. This was quickly followed by our decision to accelerate the clinical development program for treating NCP, leveraging these encouraging results. On May 1, 2025, the FDA granted Fast Track Designation to urcosimod for NCP, recognizing its potential to address a serious condition and expediting our path forward.

We actively engaged with the scientific community, presenting at the GPCRs-Targeted Drug Discovery Summit in May 2025, and the Bio International Convention in June 2025, to highlight urcosimod’s mechanism and potential. A major highlight came on July 16, 2025, when we unveiled strong topline results from our Phase 2 proof-of-concept trial in 18 NCP patients. Notably, 75% of per-protocol patients treated with 0.05% urcosimod achieved greater than 80% reduction in pain as measured by the Visual Analogue Scale (VAS) after 12 weeks, demonstrating a highly effective treatment profile. This early closure of the trial (announced in April 2025) allowed us to unmask data swiftly and confirm a clear drug effect.

Building on this momentum, on July 17, 2025, we secured $1.9 million in non-dilutive funding to further accelerate urcosimod’s development. Culminating the period, on September 22, 2025, we outlined our registration pathway, planning a 150-patient multi-center, multiple-ascending-dose Phase 2b/3 trial across leading U.S. sites to optimize dosing for Phase 3 and gather additional data on urcosimod’s micellar formulation. We anticipate topline results from this trial in 2026, with ongoing negotiations for clinical sites. These achievements reflect our team’s dedication and the growing recognition of urcosimod’s potential in ophthalmology.

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Recent News Updates

Post-period, we have continued to strengthen our leadership and regulatory position. On January 5, 2026, we appointed Robert J. Dempsey as our new Chief Executive Officer. With over two decades of experience in global ophthalmology, including successful launches of category-defining therapies like Xiidra and Restasis, Robert brings invaluable expertise to drive our next growth phase. Former CEO Gary S. Jacob, PhD, has transitioned to Chief Development Officer while remaining on the Board, ensuring continuity in our strategic vision.

Additionally, on January 28, 2026, we announced a successful Type C meeting with the FDA, where the agency confirmed our proposed Phase 2b/3 clinical trial design for urcosimod in NCP. Key alignments include the primary endpoint of VAS pain reduction at Week 12 (with a ≥2-point improvement deemed clinically meaningful), sample size and powering assumptions, use of the Ocular Pain Assessment Survey as supportive quality-of-life evidence, and our chemistry, manufacturing, and controls (CMC) strategy. We plan to initiate a 150-patient multiple-dose study in the first half of 2026.

Outlook

Looking ahead, OKYO Pharma is well-positioned to capitalize on these milestones. With urcosimod’s Fast Track status, promising Phase 2 data, and FDA alignment, we are advancing toward pivotal trials and potential commercialization. We remain committed to delivering innovative therapies that address critical needs in ophthalmology, and I am confident in our ability to create long-term shareholder value.

I extend my gratitude to our employees, partners, and shareholders for their continued support.

Going Concern

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that, without raising additional funding, the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. Consequently, in the opinion of the directors there is substantial doubt about the Group’s ability to continue as a going concern.

The Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming to progress the clinical pipeline. These steps include deferred payments of existing liabilities, working capital cost reductions and raising additional equity. The Directors are confident that the near term results of the OK-101 trial in NCP may provide various inflection points over a relatively short period of time which may provide financing opportunities.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

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Statement of Directors’ responsibilities

The Directors are responsible for preparing the half-yearly financial report in accordance with applicable laws and regulations.

The Directors confirm to the best of their knowledge:

a)	The interim consolidated financial statements, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit and loss of the Company and the undertakings included in the consolidation taken as a whole; and

b)	The Chairman’s statement includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Gabriele Cerrone

Executive Chairman

January 30, 2026

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OKYO Pharma Limited

Consolidated statement of comprehensive income

for the six months ended 30 September 2025

	Notes	Six months ended 30 September 2025 (unaudited)	Six months ended 30 September 2024 (unaudited)	Year ended 31 March 2025
		$	$	$

Operating expenses
Research and development		44,050	(2,215,873)	(2,254,244)
Operating expenses		(2,546,285)	(1,123,398)	(4,837,653)

Total operating loss	4	(2,502,235)	(3,339,271)	(7,091,897)

Finance expense		(84,580)	(758,384)	(878,174)

Loss for the period before taxation		(2,586,815)	(4,097,655)	(7,970,071)

Taxation		(52)	1,417,837	3,263,779

Loss for the period		(2,586,867)	(2,679,818)	(4,706,292)

Other comprehensive (loss) / income:
Items that may be reclassified to profit or loss
Exchange differences on translating foreign operations		(331,007)	(480,486)	(158,973)

Total comprehensive loss for the period attributable to the owners of the parent		(2,917,874)	(3,160,304)	(4,865,265)

Basic and diluted loss per share	10	(0.07)	(0.08)	(0.20)

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of financial position

As at 30 September 2025

	Notes	At 30 September 2025 (unaudited)	At 30 September 2024 (unaudited)	At 31 March 2025
		$	$	$
Non-Current Assets
Property, plant and equipment	5	1,178	2,158	2,035

Total non-current assets		1,178	2,158	2,035

Current Assets
Cash and cash equivalents		4,220,378	987,199	1,560,902
Other receivables	6	422,281	356,329	1,872,057
Current taxation receivable		-	1,483,172	242,342

Total current assets		4,642,659	2,826,700	3,675,301

Total assets		4,643,837	2,828,858	3,677,336

Equity
Share premium	11	151,225,047	144,050,184	146,717,274
Share options reserve	8	1,726,104	5,075,367	1,184,815
Warrants reserve	8	93,748	93,748	93,748
Shares to be issued (Loan Notes) - Equity	12	-	115,000	-
Convertible loan note reserve	12	950,000	435,000	950,000
Foreign currency translation reserve		(11,801,427)	(11,791,933)	(11,470,420)
Retained deficit		(145,608,778)	(145,202,998)	(143,024,972)

Shareholders’ equity		(3,415,306)	(7,225,632)	(5,549,555)

Current Liabilities
Trade and other payables	7	7,639,897	9,607,048	8,367,566
Related party payable	13	233,451	445,634	859,325
Loan payable	12	185,795	1,808	-

Total current liabilities		8,059,143	10,054,490	9,226,891

Total current and non-current liabilities		8,059,143	10,054,490	9,226,891

Total equity and liabilities		4,643,837	2,828,858	3,677,336

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of changes in equity

for the six months ending 30 September 2025 and 30 September 2024

(unaudited)	Notes	Share premium	CLN Reserve	Share options reserve	Shares to be issued	Convertible Loan Note Reserve	Share warrants reserve	Foreign currency translation reserves	Retained deficit	Total shareholders’ equity
		$	$	$	$	$	$	$	$	$

Balance at 1 April 2025		146,717,273	950,000	1,184,815	-	-	93,748	(11,470,420)	(143,024,972)	(5,549,555)

Loss for the period		-	-	-	-	-	-	-	(2,586,867)	(2,917,874)
Exchange differences on translating foreign operations		-	-	-	-	-	-	(331,007)		(331,007)
Total comprehensive loss for the period		-	-	-	-	-	-	(331,007)	(2,586,867)	(2,917,874)
		-	-	-	-	-	-	-	-	-
Contributions by and distributions to owners		-	-	-	-	-	-	-	-	-
Options charge	8	-	-	547,420	-	-	-	-	-	547,420
Options Forfeiture	8	-	-	(6,131)	-	-	-	-	3,061	(3,070)
Shares issued in lieu of fees		190,500	-	-	-	-	-	-	-	190,500
Issuance of shares fundraising, net		4,317,274	-	-	-	-	-	-	-	4,317,274

Balance at 30 September 2025		151,225,047	950,000	1,726,104	-	-	93,748	(11,801,427)	(145,608,778)	(3,415,306)

Balance at 1 April 2024		143,112,687	-	4,748,610	-	-	93,748	(11,311,447)	(142,523,180)	(5,879,582)

Loss for the period		-	-	-	-	-	-	-	(2,679,818)	(2,679,818)
Exchange differences on translating foreign operations		-	-	-	-	-	-	(480,486)	-	(480,486)
Total comprehensive loss for the period		-	-	-	-	-	-	(480,486)	(2,679,818)	(3,160,304)
			-
Contributions by and distributions to owners			-
Options charge	8	-	-	417,035	-	-	-	-	-	417,035
Options Forfeiture	8	-	-	(90,278)	-	-	-	-	-	(90,278)
Shares issued in lieu of interest		750,000	-	-	-	-	-	-	-	750,000
Shares issued in lieu of fees		187,497	-	-	-	-	-	-	-	187,497
Proceeds from issuance of Convertible Loan Note	12	-	-	-	-	550,000	-	-	-	550,000
Fees on Convertible Loan Note Issuance	12	-	-	-	115,000	(115,000)	-	-	-	-

Balance at 30 September 2024		144,050,184	-	5,075,367	115,000	435,000	93,748	(11,791,933)	(145,202,998)	(7,225,632)

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of changes in equity

for the year ended 31 March 2025

	Notes	Share premium	CLN Reserve	Share options reserve	Share warrants reserve	Foreign currency translation reserves	Retained deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance at 1 April 2024		143,112,687	-	4,748,610	93,748	(11,311,447)	(142,523,180)	(5,879,582)

Total comprehensive loss for the period
Loss for the period		-	-	-	-	-	(4,706,292)	(4,706,292)
Exchange differences on translating foreign operations		-	-	-	-	(158,973)	-	(158,973)
Total comprehensive loss for the period		-	-	-	-	(158,973)	(4,706,292)	(4,865,265)

Contributions by and distributions to owners
Issuance of shares fundraising, net		1,705,742	-	-	-	-	-	1,705,742
Expenses settled in shares		32,302	-	-	-	-	-	32,302
Shares issued in lieu of consultancy fees/bonus		784,997	-	-	-	-	-	784,997
Shares settled in lieu of interest		750,000						750,000
Proceeds from Convertible Loan Note		-	950,000	-	-	-	-	950,000
Fees on CLN Issuance		331,545	-	-	-	-	-	331,545
Options charge	8	-	-	734,989	-	-	-	734,989
Options forfeiture	8	-	-	(4,298,784)	-	-	4,204,500	(94,283)

Balance at 31 March 2025		146,717,273	950,000	1,184,815	93,748	(11,470,420)	(143,024,972)	(5,549,555)

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Consolidated statement of cash flows

for the six months ended 30 September 2025

	Notes	Six months ended 30 September 2025 (unaudited)	Six months ended 30 September 2024 (unaudited)	Year ended 31 March 2025
		$	$	$
Cash flows from operating activities

Loss for the period before taxation		(2,586,815)	(4,097,655)	(7,970,071)
Adjusted for non-cash and non-operating items:			-	-
Share options charge	8	547,420	417,035	734,989
Forfeiture of options		(3,070)	(90,279)	(94,284)
Depreciation of property, plant and equipment	5	885	1,192	2,563
Expenses settled in shares		-	187,497	32,302
Shares issued in lieu of interest		-	750,000	750,000
Convertible loan interest accrued		96,797	-	88,998
Shares Issued in lieu of consultancy fees		190,500	-	437,497
Shares Issued in lieu of bonus		-	-	347,500
CLN Fees settled in shares		-	-	331,545
(Gain)/ Loss on foreign exchange		(291,270)	(395,490)	(96,978)
Net (decrease)/increase in related party payables		(625,875)	86,925	500,616
Net decrease/ (increase) in other receivables	6	(179,939)	(204,391)	(90,403)
Net increase in trade and other payables	7	(638,670)	2,544,910	1,216,431

Cash used in operating activities		(3,490,037)	(800,256)	(3,809,295)

Cash inflow from taxation		1,961,641	558,921	1,998,364

Net cash used in Operating Activities		(1,528,396)	(241,335)	(1,810,931)

Cash flow from Investing activities
Acquisition of property, plant and equipment		-	-	(1,208)

Net cash used in investing activities		-	-	(1,208)

Cash flows from financing activities
Proceeds from Fundraising net and issuance of ordinary shares		4,317,274	-	1,705,742
Proceeds from issuance of Convertible Loan Note	12	-	550,000	950,000
Interest on Convertible Loan Note	12	-	1,808	-

Cash generated from financing activities		4,317,274	551,808	2,655,742

Increase/(decrease) in cash and cash equivalents		2,788,878	310,473	843,603
Cash and cash equivalents at beginning of period		1,560,902	826,848	826,848
Exchange difference on cash and cash equivalents		(129,402)	(150,122)	(109,549)

Cash and cash equivalents at end of period		4,220,378	987,199	1,560,902

The notes on pages 11 to 24 form an integral part of this financial information.

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OKYO Pharma Limited

Notes to financial statements

for the six months ended 30 September 2025

1. Reporting Entity

OKYO Pharma Limited (the “Company” or “OKYO”) is a company domiciled in Guernsey and listed on the main market on the NASDAQ Capital Market (NASDAQ: OKYO). The Company was previously also listed with a standard listing on the main market of the London Stock Exchange (LSE: OKYO) until May 22nd, 2023.

The Company is developing next-generation therapeutics to improve the lives of patients with inflammatory eye diseases and chronic pain. Our goal is to develop first in class drug candidates that prevent the disease instead of controlling it, and we achieve this through our collaboration with pioneer scientists in the field.

The ultimate parent of the group is Planwise Group Limited, incorporated in the British Virgin Islands.

2. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the periods presented unless otherwise stated.

Basis of preparation

These interim consolidated financial statements of the Group for the six months ended 30 September 2025 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They do not include all of the information or disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and should be read in conjunction with the consolidated financial statements and annual report for the year ended 31 March 2025. The comparative financial information for the six months ended 30 September 2024 included within these financial statements does not constitute the full statutory Annual Report and Financial Statements for that period.

The Group has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its Annual Report and Financial Statements for the year ended 31 March 2025, as set out in Note 2 of that report.

Basis of measurement

Functional and Presentation Currency

The interim consolidated financial statements of the Group are presented in US Dollars ($), whilst Pound Sterling is the Parent Company’s functional currency. All financial information presented in US Dollars has been rounded to the nearest dollar unless stated otherwise.

Going Concern

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation. On the basis of those projections, the directors conclude that, without raising additional funding, the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The cash burn rate from the beginning of January 2026 to the end of December 2026 is projected at approximately $4m. Consequently, in the opinion of the directors there is substantial doubt about the Group’s ability to continue as a going concern.

The Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming to progress the clinical pipeline. These steps include deferred payments of existing liabilities, working capital cost reductions and raising additional equity. The Directors are confident that the near term results of the OK-101 trial in NCP may provide various inflection points over a relatively short period of time which can provide financing opportunities.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

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New and Revised Standards

Standards in effect in 2025

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the six months beginning on April 1, 2025, that are relevant to the Group or that have had any material impact in the six months to September 30, 2025. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant, and not likely to have a material impact on the Group, and hence are not listed here.

Basis of consolidation

Subsidiary undertakings are all entities over which the Group exercises control. The Group has control when it can demonstrate all of the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated upon consolidation. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board allocates resources to and assess the performance of the segments. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax credit for the year represents the total of current taxation and deferred taxation. The credit in respect of current taxation is based on the estimated taxable loss for the year. Taxable profit or loss for the year is based on the profit or loss as shown in the statement of comprehensive income, as adjusted for items of income or expenditure which are not deductible or chargeable for tax purposes. The current tax asset for the year is calculated using tax rates which have either been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realised, or the deferred liability is settled. Deferred tax assets are recognised to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilised.

In the current year, Research and Development tax credits have been provided for when the return has been submitted. This policy is as a result of the UK tax authority’s new regime of reviewing nearly every tax claim it receives.

Foreign currency translation

Foreign currency transactions are translated using the rate of exchange applicable at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-translation at the period-end of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.

On consolidation, the assets and liabilities of foreign subsidiaries are translated into US Dollars at the rate of exchange prevailing at the reporting date and their statements of comprehensive income are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognised in other comprehensive income. On disposal of a foreign subsidiary, the component of other comprehensive income relating to that particular foreign subsidiary is recognised in profit or loss.

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License fees

Payments related to the acquisition of rights to a product or technology are capitalised as intangible assets if it is probable that future economic benefits from the asset will flow to the Group and the cost of the asset can be reliably measured.

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

Financial instruments

The Group classifies a financial instrument, or its component parts, as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.

The Group evaluates the terms of the financial instrument to determine whether it contains an asset, a liability or an equity component. Such components shall be classified separately as financial assets, financial liabilities or equity instruments.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(a)	Financial assets, initial recognition and measurement and subsequent measurement

At initial recognition financial assets are measured at their fair value. Subsequent measurement depends on their classification. Financial assets such as receivables, cash and cash equivalents and deposits are subsequently measured at amortised cost using the effective interest method, less loss allowance.

The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

(b)	Financial liabilities, initial recognition and measurement and subsequent measurement

At initial recognition, financial liabilities are measured at their fair value minus, if appropriate, any transaction costs that are directly attributable to the issue of the financial liability. All financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss. The Group’s financial liabilities include trade and other payables.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at call with banks.

Impairment

Impairment of financial assets measured at amortised cost

At each reporting date the Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost.

In establishing the appropriate amount of loss allowance to be recognised, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, restricted cash and cash and cash equivalents.

Under the general approach the Group recognises a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognised at an amount equal to the lifetime expected credit losses.

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Simplified approach

The simplified approach is applied to the impairment assessment of trade and other receivables.

Under the simplified approach the Group always recognises a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

Impairment of non financial assets

i)	Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

ii)	Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value.

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii)	Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years

IT and equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the statement of comprehensive income.

Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease that is not exempt as per the criteria above, is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short-term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

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The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

Short term leases exempt from IFRS 16 are classified as operating leases. Payments made under operating leases are recognised in profit and loss on a straight-line basis over the term of the lease.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, Directors or advisers are rewarded using share based payments, the fair value of the employees’, Directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets).

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used and warrants issued in return for services. A corresponding credit is made to a share based payment reserve – options, in the case of options awarded to employees, Directors, advisers and other consultants. A corresponding credit is made to a share based payment reserve – warrants, in the case of warrants issued in return for services.

Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The relative fair value is recognised within equity and is not remeasured.

Classification of these instruments is governed by the so-called ‘fixed’ test for non-derivatives, and the ‘fixed for fixed’ test for derivatives. Under the fixed test, a non-derivative contract will qualify for equity classification only where there is no contractual obligation for the issuer to deliver a variable number of its own equity instruments. Under the fixed for fixed test, a derivative will qualify for equity classification only where it will be settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. Any increase in the fixed amount related to the passage of time is deemed not to have an impact on the classification. Upon exercise of the instrument and the issue of share capital, the amount is reclassified from the warrant reserve to share capital and share premium.

Warrants issued by the Company as part of a financing transaction, are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity of the Company. No other features exist that would result in financial liability classification.

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Convertible loan notes

The Group issues Convertible loan notes which can be classified as equity or a liability depending on whether the fixed for fixed condition is met or not.

Where the fixed for fixed condition is met

The Group classifies convertible loan notes that meet the fixed for fixed condition as equity instruments and records the principal of the loan note as equity in a Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amounts are reclassified from the convertible loan note reserve and liability to share capital and share premium.

Where the above conditions are not met

The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

Fair Value Measurement

Management have assessed the categorisation of the fair value measurements using the IFRS 13 fair value hierarchy. Categorisation within the hierarchy has been determined on the basis of the lowest level of input that is significant to the fair value measurement of the relevant asset as follows;

●	Level 1 - valued using quoted prices in active markets for identical assets;

●	Level 2 - valued by reference to valuation techniques using observable inputs other than quoted prices included within Level 1;

●	Level 3 - valued by reference to valuation techniques using inputs that are not based on observable market data.

3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

The following are considered to be key sources of estimation uncertainty:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting. The Group makes estimates as to the useful life of an option or warrant award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Group also makes estimates as to the vesting period for awards that have performance based criteria.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 8 to our consolidated interim financial statements.

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4. OPERATING LOSS

Operating loss is stated after charging:

Group	Period ended 30 September 2025 (unaudited)	Period ended 30 September 2024 (unaudited)	Year ended 31 March 2025
	$	$	$
Director fees including bonus (excluding Chairman’s bonus)	541,276	332,602	1,145,581
Chairman’s bonus (see below)	-	-	347,500
Audit fees payable to PKF Littlejohn LLP	46,667	64,066	182,853
Audit-related assurance services payable to Mazars LLP	-	15,243	26,566
Legal and Professional fees	490,007	421,498	1,005,883
Depreciation	885	1,274	2,563
Foreign exchange loss/(gain)	(291,269)	330,413	(96,978)

The chairman’s bonus was awarded for $348k in the year ended March 31, 2025. It was settled via the issuance of shares.

Research and development expenses consist of:

Group	Period ended 30 September 2025 (unaudited)	Period ended 30 September 2024 (unaudited)	Year ended 31 March 2025
	$	$	$
Urcosimod clinical development	265,217	1,313,472	2,013,192
Patents	(309,265)	902,401	241,052

	(44,050)	2,215,873	2,254,244

There was a negotiated write off of liabilities amounting to $374,584, relating to our patent counsel fees for the period ending September 30, 2025, as we changed our patent counsel representation.

5. PROPERTY, PLANT AND EQUIPMENT

Details of the Group’s property, plant and equipment are as follows:

Group (Unaudited)	IT equipment
$
Cost
At 1 April 2025	10,500
F/X Adjustments April 2025 to September 2025	199
At 30 September 2025	10,699

Depreciation
At 1 April 2025	8,465
F/X Adjustments April 2025 to September 2025	171
Charge in period	885
At 30 September 2025	9,521
Net book value as at 30 September 2025	1,178

Cost
At 1 April 2024	10,467
At 30 September 2024	10,467

Depreciation
At 1 April 2024	7,117
Charge in period	1,192
At 30 September 2024	8,309
Net book value as at 30 September 2024	2,158

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Group	IT equipment
$
Cost
At 1 April 2024	10,467
Additions	1,208
Disposals	(1,290)
FX adjustments	115
At 31 March 2025	10,500

Depreciation
At 1 April 2024	7,117
Charge in year	2,563
Write off Disposals	(1,290)
FX adjustments	75
At 31 March 2025	8,465
Net book value as at 31 March 2025	2,035

6. OTHER RECEIVABLES

	30 September	30 September	31 March
Group	2025	2024	2025
	$	$	$
	(unaudited)	(unaudited)

Security deposit	4,500	4,500	4,500
VAT receivable	23,414	32,392	12,482
Prepayments	394,367	319,437	225,360
Taxation receivable	-	1,483,172	-

	422,281	1,839,501	242,342

There are no differences between the carrying amount and fair value of any of the other receivables above.

The Tax Receivable is based on the tax credit due as submitted on the return for the year ending March 31, 2023. These funds were received in January 2025.

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7. TRADE AND OTHER PAYABLES

Group	30 September 2025	30 September 2024	31 March 2025
	$	$	$
	(unaudited)	(unaudited)
Trade payables and Other Payables	7,530,064	9,160,811	7,988,985
Accruals	376,309	134,131	186,993
Bonus accrual	152,770	759,548	191,588

	8,059,143	10,054,490	8,367,566

8. SHARE OPTIONS AND WARRANTS

Options

The Parent Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. It also issues options in lieu of fees to key suppliers and collaborators. The exercise price of the option is normally equal to the market price of an ordinary share in the Parent Company at the date of grant.

In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods in the calculation of the number of options issued and the weighted average exercise price.

	30 September 2025 (unaudited)		30 September 2024 (unaudited)		31 March 2025
	Options	Weighted Average exercise price (dollars)	Options	Weighted Average exercise price (dollars)	Options	Weighted Average exercise price (dollars)

Outstanding at 1 April	1,818,903	4.34	2,421,650	3.34	2,421,650	3.34
Granted	670,012	1.50	-	-	951,017	1.54
Forfeited	(11,538)	(1.57)	(325,000)	(1.57)	(1,553,764)	(4.18)
Exercised	-	-	-	-	-	-
Outstanding at period end	2,477,377	1.63	2,096,650	3.61	1,818,903	1.68

Exercisable at period end	396,343	1.87	953,225	4.36	396,175	1.87

No options were exercised during the six months ended 30 September 2025 and 30 September 2024. No options were exercised during the year ended 31 March 2025.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,894,251 (31 March 2025: $1,260,839). A share-based payment charge for the six-month period ended 30 September 2025 of $547,420 (30 September 2024: $417,034, 31 March 2025: $734,989) has been expensed in the statement of comprehensive income. The share-based payment charge for the six months ended 30 September 2025 excludes a forfeiture of $6,131.

The weighted average contractual life of options outstanding at 30 September 2025 is 7.82 years (31 March 2025: 7.65 years).

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Share options outstanding at 30 September 2025 have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price $	Share Options as at 30 Sept 2025 (‘000)
14 March 2023	14 March 2033	2.13	463,848
20 Oct 2023	20 Oct 2033	1.57	85,000
24 Nov 2023	24 Nov 2033	1.65	40,000
01 March 2024	01 March 2034	1.33	20,000
13 March 2024	13 March 2034	1.46	252,500
03 Oct 2024	03 Oct 2034	1.50	125,000
29 Jan 2025	29 Jan 2035	1.60	404,517
28 Mar 2025	28 Mar 2035	1.50	541,500
10 July 2025	10 July 2035	1.50	545,012
Total			2,477,377

Fair value of options granted

The Directors have used the Black-Scholes option pricing model to estimate the fair value of most of the options applying the assumptions below.

Historical volatility relies in part on the historical volatility of a group of peer companies that management believes is generally comparable to the Company.

The Company has not paid any dividends on share capital since its inception and does not anticipate paying dividends on its share capital in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the six months ended 30 September 2025 valued under the Black Scholes Valuation model included:

10 July 2025

Grant date share price	$2.75
Exercise share price	$2.75
Vesting periods	4 years

Risk free rate	3.85%
Expected volatility	109.27%
Expected option life	4 years

10 July 2025

Grant date share price	$1.60
Exercise share price	$1.60
Vesting periods	4 years

Risk free rate	3.85%
Expected volatility	109.27%
Expected option life	4 years

Warrants

On May 22, 2023, the Company delisted from the standard segment of the Main Market of the London Stock Exchange and had a sole listing on the NASDAQ capital market. In conjunction with the delisting, there was a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods.

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As part of the acquisition of the OK-101 project, the underlying scientific founders of the OK-101 Project (Inukshuk Holdings), who will continue to be involved in the development of the Project, received 563,986 warrants as consideration. The warrants are exercisable at a price of 292.5 pence each and are split into four distinct tranches and each tranche becomes exercisable upon satisfaction of a specific developmental milestone. The warrants are currently exercisable until 12 July 2026.

	30 September 2025 (unaudited)		30 September 2024 (unaudited)		31 March 2025
	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)	Warrants	Weighted Average exercise price (cents)

Outstanding at 1 April	563,986	397	563,986	397	563,986	397
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Outstanding at period end	563,986	397	563,986	397	563,986	397

Exercisable at period end	307,692	221	307,692	221	307,692	221

No warrants were granted during the six months ended 30 September 2025. There have been no share based payment charges for the six-month period ended 30 September 2025: nil (30 September 2024: nil, 30 March 2025: nil).

The remaining fair value of the warrant instruments is deemed to be nil (March 2025: nil).

9. LEASES

The Group is a lessee and does not have any leases as a lessor.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

● Leases of low value assets; and

● Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

Operating Leases

At September 30, 2025, the company had annual commitments under non-cancellable operating leases:

Operating leases which expire:	30 September 2025 (unaudited)	30 September 2024 (unaudited)	31 March 2025
	$	$	$
Within one year	10,739	6,660	10,739

	10,739	6,660	10,739

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10. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of ordinary shares in issue during the year. In May 2023, the company delisted from the Main Market of the London Stock Exchange and carried out a share consolidation of 65 to 1. The effect of the share consolidation has been reflected below for all periods in the calculation of the weighted average number of shares in accordance with IAS 33.

	6 months to 30 September	6 months to 30 September	12 months
	2024	2024	to 31 March
	(unaudited)	(unaudited)	2025

(Loss) attributable to equity holders of the Company ($)	(2,586,815)	(2,679,818)	(7,970,071)

Weighted average number of ordinary shares in issue	37,421,328	33,573,196	39,488,256

Basic loss per share	(0.07)	(0.08)	(0.20)

As the Group is reporting a loss from continuing operations for the period then, in accordance with IAS 33, the share options are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the statement of comprehensive income are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

11. CAPITAL AND RESERVES

Capital Management

For the purpose of the Company’s capital management, capital includes called up share capital, share premium, share based payments for options, share based payments for warrants and all other equity reserves attributable to the equity holders of the parent as reflected in the statement of financial position.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximise shareholder value through the optimisation of the debt and equity balance.

The Company manages its capital to maximise the return to the shareholders through the optimisation of equity. The capital structure of the Company as at 30 September 2025 consists of equity attributable to equity holders of the Company, comprising issued capital, reserves and retained deficit as disclosed.

The Company manages its capital structure and makes adjustments to it, in light of economic conditions and the strategy approved by shareholders. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares and release the Company’s share premium account. No changes were made in the objectives, policies or processes during the year ended 31 March 2025 and the six months ended 30 September 2025 and 30 September 2024.

Share capital and premium

The Company is authorized to issue an unlimited number of nil par value shares of a single class. The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares. Shares may be issued in one or more series of shares as the Directors may by resolution determine from time to time.

Each share in the Company confers upon the shareholder:

●	the right to one vote at a meeting of the shareholders or on any resolution of shareholders;
●	the right to an equal share in any dividend paid by the Company; and
●	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

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The Company may by resolution of the Directors redeem, purchase or otherwise acquire all or any of the shares in the Company subject to regulations set out in the Company’s Articles of Incorporation.

Authorised

The Company is authorised to issue an unlimited number of nil par value shares of a single class.

	Shares Number	Share capital	Share premium
Issued ordinary shares of $0.00 each		$	$
At 31 March 2024	33,336,316	-	143,112,687

Issue of shares (Fundraise)	1,219,846	-	1,705,742
Expenses settled in shares	714,653	-	801,345
Bonus settled in shares	250,000	-	347,500
Shares in lieu of interest	500,000	-	750,000

At 31 March 2025	36,020,815	-	146,717,274

Issue of shares (Fundraise)	2,223,685	-	4,317,273
Consultancy Fees settled in shares	210,000	-	190,500
At 30 September 2025	38,454,500	-	151,225,047

Share options reserve

The share-based payment reserve for options represents the cost to issue share-based compensation, primarily share options, based on their grant date fair value.

Warrants reserve

The share-based payment reserve for warrants represent the cost to issue warrants based on their grant date fair value.

Retained Deficit reserve

Retained earnings represent the cumulative profits/(losses) of the entity which have not been distributed to shareholders.

Translation reserve

The translation reserve represents the unrealised gains or losses from the foreign currency translation of Companies within the Group.

Dividends

The Directors paid no dividend during the year to 31 March 2025 and 31 March 2024.

12. CONVERTIBLE INSTRUMENTS CLASSIFIED AS EQUITY AND DEBT

On September 24, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $550,000 at an interest rate of 20% per annum to be repaid by June 1, 2026. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

On October 28, 2024, we entered into a fixed term unsecured loan agreement with an existing shareholder for $250,000 at an interest rate of 20% per annum to be repaid by November 1, 2026. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share.

On January 16, 2025, we entered into a fixed term unsecured loan agreement with an existing shareholder for $150,000 at an interest rate of 20% per annum to be repaid by February 1, 2027. The loan is convertible into shares at the election of the noteholder at a price of $0.70 per share

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13. RELATED PARTY TRANSACTIONS

All related party transactions occurred in the normal course of operations.

Tiziana Life Sciences Ltd

Tiziana Life Sciences Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. The Company shares premises and other resources with Tiziana Life Sciences Ltd and there is a shared services agreement in place between the Company and Tiziana Life Sciences Ltd. For the six months ended September 30, 2025, the Company incurred $89,994 (September 30, 2024: $64,448, March 31, 2025: $142,170) worth of costs in relation to this agreement and as of September 30, 2025, $387,582 (September 30, 2024: $364,909, March 31, 2025: $431,305) was due to Tiziana Life Sciences Ltd.

Tiziana Life Sciences Ltd also paid other invoices on behalf of the Company. As at September 30, 2025, Tiziana had paid $95,869 of costs on behalf of the Group. As of March 31, 2025, Tiziana had paid $350,802 of costs on behalf of the Group. On September 30,2025 Okyo made a payment on invoices totalling $250,000 on Tiziana’s behalf. This was repaid by Tiziana on October 30,2025.

In August 2022 Tiziana Life Sciences Ltd issued a short-term credit facility to OKYO Pharma for $2m to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carried an interest rate of 16% per annum, with additional default interest of 4% if the loan was not repaid after the 6-month period.

In February 2023, Tiziana Life Sciences Ltd issued an additional short-term credit facility to OKYO Pharma for $0.5m to further support short term liquidity, under the same terms as the loan above. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd on October 25, 2023. On July 15, 2024, 500,000 Ordinary Shares, with no par value, of Okyo Pharma Ltd were issued to Tiziana Life Sciences Ltd in lieu of additional accrued interest in respect of this agreement, amounting to $750k.

14. COMMITMENTS AND CONTINGENCIES

The Group’s main financial commitments relate to the contractual payments in respect of its licensing agreements. Due to the uncertain nature of scientific research and development and the length of time required to reach commercialisation of the products of this research and development, pre-clinical, clinical and commercial milestone obligations are not detailed until there is a reasonable certainty that the obligation will become payable. Contractual commitments are detailed where amounts are known and certain.

●	OK-101 – We are obligated to pay to On Target Therapeutics the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	First Patient Enrolled in a Phase I Human Clinical trial	$300,000
(b)	First Patient Enrolled in a Phase II Human Clinical trial	$600,000
(c)	First Patient Enrolled in a Phase III Human Clinical trial	$1,500,000

●	OK-201 – The Group are committed to paying an annual license maintenance fee until the first commercial sale. The annual license maintenance fee is $15,000 until May 2021, and $10,000 thereafter.

15. POST BALANCE SHEET EVENTS

There have been no post period end activities to report.

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